Exhibit 12

Exhibit 12: Computation of Ratio of Earnings to Combined Fixed Charges

	Year Ended December 31,
(in thousands)	2006	2005	2004	2003	2002
Including Interest on Deposits
Earnings:
Income before income taxes	$3,652,731	$2,829,002	$2,360,064	$1,802,924	1,451,039
Fixed charges	3,108,333	2,058,099	1,797,811	1,588,981	1,475,827

Earnings, for computation purposes	6,761,064	4,887,101	4,157,875	3,391,905	2,926,866

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	3,094,599	2,046,639	1,791,442	1,582,565	1,461,654
Portion of rent expense representative of interest	13,734	11,460	6,369	6,416	14,173

Total fixed charges, including interest on deposits, for computation purposes	$3,108,333	$2,058,099	$1,797,811	$1,588,981	1,475,827
Ratio of earnings to fixed charges, including interest on deposits	2.18	2.37	2.31	2.13	1.98

Excluding Interest on Deposits
Earnings:
Income before income taxes	$3,652,731	$2,829,002	$2,360,064	1,802,924	1,451,039
Fixed charges	1,293,536	884,962	788,266	697,331	663,938

Earnings, for computation purposes	4,946,267	3,713,964	3,148,330	2,500,255	2,114,977
Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	3,094,599	2,046,639	1,791,442	1,582,565	1,461,654
Portion of rent expense representative of interest	13,734	11,460	6,369	6,416	14,173
Interest expense on deposits	(1,814,797)	(1,173,137)	(1,009,545)	(891,650)	(811,889)

Total fixed charges, excluding interest on deposits, for computation purposes	$1,293,536	$884,962	$788,266	$697,331	663,938
Ratio of earnings to fixed charges, excluding interest on deposits	3.82	4.20	3.99	3.59	3.19